BALCOR PENSION INVESTORS - IV
                                 P.O. Box 7190
                        Deerfield, Illinois 60015-7190


May 28, 1996

Dear Investor:

     On May 20, 1996, Walton Street Capital Acquisition Co. II, L.L.C.
("Walton Street") announced an unsolicited offer to purchase up to 141,770 (approximately 33%) of the limited partnership interests ("Units") of Balcor Pension Investors-IV (the "Partnership") at a price of $65 per Unit. Balcor Mortgage Advisors-III ("Balcor"), your general partner, makes no recommendation and is remaining neutral with respect to this offer and suggests that you consider the following factors in making your decision to accept or reject this offer:

     1. The Partnership engaged Alex. Brown & Sons, Incorporated ("Alex. Brown") to prepare a current liquidation value of the Partnership. The Alex. Brown definition of current liquidation value assumes an orderly liquidation of the remaining assets of the Partnership over a 12 month period. The Alex. Brown value as of March 31, 1996 for Early Investors is $105 per Unit. (Note: all investors in the Partnership are deemed to be Early Investors.)
This value includes the first quarter distribution which was paid in April, 1996 in the amount of $1.00 per Unit. Therefore, the net Alex. Brown value is $104 per Unit (the Alex. Brown opinion of value is attached to this letter). The Walton Street offer is approximately 63% of the net Alex. Brown value.

     Additionally, as you know, the Partnership receives valuations quarterly from Valuation Counselors Group and Darby & Associates ("Darby"). The Darby valuation represents the value of a Unit based upon the present value of the Partnership's projected future cash flows and the sale of the Partnership's assets by the end of 1997. As such, it is not intended to represent the value for which a Unit could be liquidated today and therefore is different from the Alex. Brown value. The Darby valuation as of March 31, 1996 is $133 per Unit and the net Darby value (after deducting the first quarter distribution of $1.00 per Unit) is $132. The Walton Street offer is approximately 49% of the net Darby value.

     2. The Partnership has nine remaining assets of which one is a mortgage and eight are operating properties. In previous communications, we indicated that our strategy was to dispose of the Partnership's remaining assets by the end of 1997. In that regard, and due to the current strength of the apartment acquisition market, we are marketing for sale the Partnership's remaining residential properties as well as North Kent Mall. Proceeds will be distributed to investors upon the sale or disposition of assets.

     3. As of March 31, 1996, the Partnership had cash reserves of approximately $8.63 per Unit, which represents approximately 13% of Walton Street's offering price. This cash reserve has been adjusted to deduct the quarterly distribution of $1.00 per Unit which was declared as of March 31, 1996 and paid in mid-April, 1996. Based upon current operations, the Partnership currently expects to make a distribution at $1.00 per Unit in mid-July, 1996. If you elect to tender your Units to Walton Street, this distribution will either be paid directly to Walton Street or deducted from their offering price for your Units.
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     4.   The most recent issue of Partnership Spectrum (April/May 1996)
indicates that the Units traded in a range from $60 to $88 during the sixty day period ended March 31, 1996, reflecting 35 trades. These prices do not reflect commissions that may be payable by the sellers to third parties, so that the actual proceeds received by a seller may be reduced. Due, in part, to the inefficiencies of these secondary markets, there can be no assurance that future secondary trades will result in similar trading prices.

     5. An unaffiliated third party has contacted Balcor to discuss the potential for a sale of all or substantially all of the remaining properties of the Partnership. These discussions are preliminary in nature and as of this time no agreement has been reached between the parties. There is no assurance that Balcor will continue contract negotiations with this third party and even if a mutually acceptable contract is agreed upon, there can be no assurance that the sale will ultimately be consummated.

     6. As noted in the Walton Street offering materials, Walton Street is making its offer with a view to making a profit, and there is accordingly a conflict between Walton Street's desire to acquire the Units at a low price and the desire of the Limited Partners to sell their Units at a high price. However, for Limited Partners who desire immediate cash, Walton Street's offer potentially provides you with an opportunity to immediately liquidate your investment in the Partnership.

     Under the terms of Walton Street's offer, they cannot, until June 17, 1996, purchase and pay for any Units tendered prior to that time, and you may withdraw Units tendered to Walton Street at any time prior to 12:00 midnight on June 17, 1996. If you wish to retain your Units, you need not take any action regarding the Walton Street offer.

     Balcor will continue to act in the manner that Balcor believes is in the best interest of the Limited Partners. However, Limited Partners should consult with their personal tax and legal advisors prior to accepting the Offer and tendering their Units.


     Balcor strongly urges you to read carefully the attached Schedule 14D-9 for a more thorough discussion of the above and other factors. We have omitted the Exhibits to the Schedule 14D-9 but will deliver them, as well as the Partnership's Form 10-Q for the quarter ended March 31, 1996, to you at the Partnership's expense if you call 1-800-422-5267.

                              Very truly yours,

                              /s/Thomas E. Meador

                              Thomas E. Meador, Chairman
                              Balcor Mortgage Advisors-III
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